Filer: Sprott Physical Silver Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: June 22, 2015

Sprott Files of Notices of Variation and Extension in connection with offers for Central GoldTrust and Silver Bullion Trust

Toronto, Ontario, Canada — June 22, 2015 — Sprott Asset Management LP (“Sprott” or “Sprott Asset Management”), together with Sprott Physical Gold Trust (NYSE: PHYS / TSX: PHY.U), and Sprott Physical Silver Trust (NYSE: PSLV / TSX: PHS.U) (the “Sprott Physical Trusts”) today announces the filing of notices of extension and variation (the “Notices of Variation”) in connection with the offers (together, the “Sprott offers”) by Sprott Asset Management Gold Bid LP and Sprott Asset Management Silver Bid LP (together with Sprott Asset Management Gold Bid LP, the “Offerors”) to acquire all of the outstanding units of Central GoldTrust (“GTU”) and Silver Bullion Trust (“SBT”), respectively, for units of Sprott Physical Gold Trust (“PHYS units”) and units of Sprott Physical Silver Trust (“PSLV units”), in each case on a Net Asset Value (“NAV”) to NAV exchange basis.

The Notices of Variation will: (i) consistent with certain Securities and Exchange Commission (“SEC”) guidance regarding the pricing of offers based on exchange ratios, amend the date on which the NAV to NAV Exchange Ratio (as defined in each Sprott offer) is calculated such that it is calculated on July 8, 2015, being the second business day prior to the Expiry Date (as opposed to as previously provided, being calculated on the Expiry Date); (ii) extend the expiry time of the Sprott Offers to 5:00 p.m. (Toronto time) on July 10, 2015 (the “Expiry Date”); and (iii) vary an existing condition of each Sprott offer to ensure that GTU and SBT calculate and publish their NAV per unit on the date on which the NAV to NAV Exchange Ratio is now to be calculated, and certain other sections in the Sprott offers in a manner consistent with the amendment in (i). Full details regarding the foregoing will be available in the Notices of Variation, which will be filed on www.sedar.com and www.sec.gov and mailed to GTU unitholders and SBT unitholders in accordance with applicable securities laws.

As the table below illustrates, the average weekly value of a GTU investment since the time Sprott made its offer could be worth substantially more:

Week of	Value of Your GTU units	Value Had You Deposited to the Sprott Offer
June 15, 2015	$40.69	$43.64
June 8, 2015	$41.18	$43.31
June 1, 2015	$41.71	$43.48
May 25, 2015	$41.69	$43.58
May 18, 2015	$42.23	$44.45
May 11, 2015	$42.47	$44.37
May 4, 2015	$41.86	$43.68
May 27, 2015	$42.32	$43.94
April 20, 2015	$41.25	$43.75

If GTU and SBT unitholders contact Kingsdale Shareholder Services (the “Information Agent”) prior to 6:00 p.m. (Toronto time) on a particular business day, they can obtain an indicative NAV to NAV Exchange Ratio as if such was calculated as of the previous business day. If GTU and SBT unitholders contact the Information Agent after 6:00 p.m. (Toronto time) on a particular business day, they can obtain an indicative NAV to NAV Exchange Ratio as if such was calculated as of that day. The Sprott Physical Trusts publish, and GTU and SBT have historically published, their respective daily NAV per unit on their respective websites.

In addition, the Offerors will each announce the applicable NAV to NAV Exchange Ratio (and, therefore, the number of PHYS/PSLV units to be received by GTU/SBT unitholders in the applicable Sprott offer in exchange for their GTU/SBT units) by issuing a press release no later than 9:00 a.m. (Toronto time) on July 9, 2015, the business day prior to the Expiry Date of the applicable Sprott offer. For example, an Offeror will announce, by issuing a press release no later than 9:00 a.m. (Toronto time) on July 9, 2015, the NAV to NAV Exchange Ratio that will apply if the applicable Sprott offer expires at 5:00 p.m. (Toronto time) on July 10, 2015. If a Sprott offer is extended, the applicable Offeror will recalculate the NAV to NAV

1 Based on the average daily closing prices of PHYS units and GTU units (Monday to Friday) on the NYSE Arca (PHYS) and NYSE MKT (GTU), the respective average daily NAVs of PHYS units and GTU units (Monday to Friday) and on a NAV to NAV exchange basis.

Exchange Ratio as of the second business day prior to the later expected Expiry Date of the applicable Sprott offer and announce the new NAV to NAV Exchange Ratio in the same manner.

GTU and SBT unitholders who have not yet tendered their units to the Sprott offer are encouraged to do so by 5:00 p.m. on July 10, 2015.  GTU and SBT unitholders who have questions regarding the Sprott offers are encouraged to contact Kingsdale Shareholder Services at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

Additional Details of the Offers

Each Sprott offer is subject to conditions, including, but not limited to, the number of GTU or SBT units (as applicable) in respect of which an Exchange Offer Election or Merger Election (as such terms are defined in the Sprott offers) has been made, together with the number of GTU or SBT units (as applicable) held as of the Expiry Time (as such term is defined in the Sprott offers) by or on behalf of Sprott, if any, representing at least 66 2/3% of the then issued and outstanding GTU or SBT units (as applicable); the receipt of all necessary governmental or regulatory approvals; no material adverse change in relation to GTU or SBT; GTU, SBT and the Sprott Physical Trusts not being prohibited by applicable law from completing the Merger Transactions (as such term is defined in the Sprott offers); and no litigation or regulatory order that may jeopardize the Sprott offers, as described in the Offer Documents (as defined below).

Each Sprott offer is open for acceptance until 5:00pm on July 10, 2015, unless extended or withdrawn.  Concurrently with each of the Sprott offers and as contemplated under the declaration of trust of each of GTU and SBT, written consents, by way of a power of attorney granted to Sprott, requiring the approval of the holders of at least 66 2/3% of the GTU units and of the SBT units will be solicited as part of the letter of transmittal to, among other things, authorize a qualifying exchange as part of the relevant Merger Transaction with Sprott Physical Gold Trust and Sprott Physical Silver Trust, respectively; replace the trustees of GTU and SBT (other than administrator nominees), respectively, with nominees to be designated by Sprott; and amend the declaration of trust of each of GTU and SBT to provide that GTU and SBT units shall be redeemable on demand at NAV and to reduce the tender required for a compulsory acquisition to 66 2/3%. In order for units of GTU or SBT to be tendered to the Sprott offers, a depositing unitholder will be required to provide the written consent referred to above and appoint Sprott, or an affiliate thereof, as its attorney and proxy holder for, among other things, the purposes of redeeming such unitholder’s units of GTU or SBT, as applicable.

Full details of each Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with each Sprott offer, the applicable Sprott Physical Trust has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each a “Registration Statement”), which contains a prospectus relating to the applicable Sprott offer (each a “Prospectus”). Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Sprott offer for GTU. This news release is not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO. GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and the Sprott Physical Trusts and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, success, completion and settlement of the Sprott offers, the value of the units of Sprott Physical Gold Trust and Sprott Physical Silver Trust received as consideration under the Sprott Offers, reasons to accept the Sprott offers, the purposes of the Sprott offers, our ability to complete the transactions contemplated by the Sprott offers, the completion of the Merger Transactions, and any commitment to acquire GTU and SBT units, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and the Sprott Physical Trusts identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of all of the issued and outstanding units of, or substantially all of the assets and liabilities of, GTU and SBT; that all required regulatory approvals for the Sprott offers will be obtained and all other conditions to completion of the Sprott offers will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading “Risk Factors” in each of the Sprott Physical Trusts’ most recent annual information forms and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor either Sprott Physical Trust assumes any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning GTU and SBT

Except as otherwise expressly indicated herein, the information concerning GTU and SBT contained in this news release has been taken from and is based solely upon GTU’s and SBT’s public disclosure on file with the relevant securities regulatory authorities. Neither GTU nor SBT has reviewed this document or confirmed the accuracy and completeness of the information in respect of GTU or SBT contained in this news release. Although neither Sprott nor the Sprott Physical Trusts have any knowledge that would indicate that any information or statements contained in this news release concerning GTU or SBT taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Sprott, either Sprott Physical Trust or any of their respective trustees, directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by GTU or SBT to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Sprott and the Sprott Physical Trusts. Sprott and the Sprott Physical Trusts have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from GTU’s and SBT’s publicly available documents or records or whether there has been any failure by GTU or SBT to disclose events that may have occurred or may affect the significance or accuracy of any information.

About Sprott Asset Management LP

Sprott Asset Management LP is the investment manager to the Sprott Physical Trusts. Important information about each of the Sprott Physical Trusts, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for each of the Sprott Physical Trusts, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in the Sprott Physical Trusts. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated. To learn more about Sprott Physical Gold Trust or Sprott Physical Silver Trust, please visit sprottphysicalbullion.com.

For more information:

Glen Williams

Director of Communications

Sprott Group

Direct: 416-943-4394 or Cell: 647-823-3971

gwilliams@sprott.com

or

Ian Robertson

Kingsdale Shareholder Services

Vice President, Communications

Direct: 416-867-2333 or Cell: 647-621-2646

irobertson@kingsdaleshareholder.com

Source: Sprott Asset Management, Sprott Physical Gold Trust, Sprott Physical Silver Trust